                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

               Quarterly Report Pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act of 1934


     [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2000

                                       OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
             For the transition period from _________ to __________

                         Commission file number: 0-26081


                          SCRIPPS FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)



             California                               33-0855985
             ----------                               ----------
    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)



           5787 Chesapeake Court, San Diego, CA           92123
           ------------------------------------           -----
         (Address of principal executive offices)       (Zip Code)

        Registrant's telephone number, including area code: 858-456-2265



                                 Not Applicable
                                 --------------
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ].

As of July 31, 2000 there were 6,909,393 shares of Common Stock outstanding.

PART 1 FINANCIAL INFORMATION
Item 1.  Financial Statements

                 SCRIPPS FINANCIAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                    June 30,                      December 31,
                                                                      2000                            1999
                                                                ------------------            ---------------------
                                                                   (Unaudited)
ASSETS
Cash and amounts due from banks                                     $  33,314,000                   $   25,046,000
Federal funds sold                                                     14,045,000                       29,670,000
                                                                ------------------            ---------------------

     Cash and cash equivalents                                         47,359,000                       54,716,000

Interest bearing due from banks                                           100,000                          789,000
Investment securities                                                 207,922,000                      163,283,000
Investment in Federal Home Loan Bank stock                              1,125,000                        1,793,000
Loans and leases, net                                                 420,282,000                      391,964,000
Premises and equipment, net                                             6,420,000                        6,012,000
Other assets and accrued interest receivable                           13,323,000                       13,388,000
                                                                ------------------            ---------------------

                                                                    $ 696,531,000                   $  631,945,000
                                                                ==================            =====================

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
     Demand, non-interest bearing                                   $ 201,497,000                   $  184,015,000
     Money market, NOW and savings accounts                           314,248,000                      293,914,000
     Time certificates:
         Under $100,000                                                33,747,000                       34,705,000
         $100,000 or greater                                           72,112,000                       69,751,000
                                                                ------------------            ---------------------

                   Total deposits                                     621,604,000                      582,385,000
Guarantee of loan to ESOP Trust                                            22,000                           44,000
Capitalized lease obligation                                              773,000                          767,000
Federal Home Loan Bank advance                                         22,500,000                                0
Other liabilities and accrued interest expense                          3,461,000                        3,452,000
                                                                ------------------            ---------------------

                   Total liabilities                                  648,360,000                      586,648,000

Shareholders' equity:
  Common stock, no par value; authorized
     20,000,000 shares; issued and outstanding
     6,906,000 shares at June 30, 2000 and
     6,909,000 shares at December 31, 1999                             34,552,000                       34,702,000
  Retained earnings                                                    15,403,000                       12,497,000
  Guarantee of loan to ESOP Trust                                         (22,000)                         (44,000)
  Accumulated other comprehensive (loss) income, net                   (1,762,000)                      (1,858,000)
                                                                ------------------            ---------------------

                   Total shareholders' equity                          48,171,000                       45,297,000
                                                                ------------------            ---------------------
                                                                    $ 696,531,000                   $  631,945,000
                                                                ==================            =====================

The accompanying notes are an integral part of these consolidated condensed financial statements.

                 SCRIPPS FINANCIAL CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                                                Three months ended                   Six months ended
                                                                     June 30,                            June 30,
                                                              2000              1999               2000             1999
                                                          --------------   ---------------    ---------------   --------------
Interest income:
     Loans and leases, including fees earned                $10,640,000       $ 8,788,000        $20,574,000      $17,111,000
     Investment securities:
          Taxable                                             2,415,000         1,814,000          4,726,000        3,809,000
          Exempt from federal income tax                        273,000           229,000            536,000          458,000
          Dividends from Federal Home Loan Bank
               Stock                                             31,000            22,000             56,000           37,000
     Federal funds sold                                         202,000           229,000            581,000          590,000
     Balances due from banks                                      5,000            37,000             15,000           93,000
                                                          --------------   ---------------    ---------------   --------------
Total interest income                                        13,566,000        11,119,000         26,488,000       22,098,000

  Interest expense on deposits                               (4,230,000)       (3,011,000)        (8,338,000)      (6,324,000)
  Interest expense on other borrowed money                      (85,000)                -           (104,000)               -
                                                          --------------   ---------------    ---------------   --------------

Total interest expense                                       (4,315,000)       (3,011,000)        (8,442,000)      (6,324,000)

Net interest income                                           9,251,000         8,108,000         18,046,000       15,774,000

Provision for loan losses                                      (500,000)       (1,275,000)        (1,252,000)      (2,160,000)
                                                          --------------   ---------------    ---------------   --------------

Net interest income after provision for
     loan losses                                              8,751,000         6,833,000         16,794,000       13,614,000

Non-interest income                                           1,609,000         1,404,000          3,139,000        2,800,000
Non-interest expense                                         (7,704,000)       (5,854,000)       (14,243,000)     (11,498,000)
                                                          --------------   ---------------    ---------------   --------------

Income before provision for income taxes                      2,656,000         2,383,000          5,690,000        4,916,000

Provision for income taxes                                   (1,165,000)         (952,000)        (2,352,000)      (1,952,000)
                                                          --------------   ---------------    ---------------   --------------

Net income                                                  $ 1,491,000       $ 1,431,000        $ 3,338,000      $ 2,964,000
                                                          ==============   ===============    ===============   ==============

Basic net income per share                                  $      0.22       $      0.21        $      0.48      $      0.43
                                                          ==============   ===============    ===============   ==============

Diluted net income per share                                $      0.21       $      0.21        $      0.47      $      0.43
                                                          ==============   ===============    ===============   ==============

Dividends declared per share                                $    0.0625       $      0.06        $    0.0625      $      0.06
                                                          ==============   ===============    ===============   ==============

The accompanying notes are an integral part of these consolidated condensed financial statements.

                 SCRIPPS FINANCIAL CORPORATION AND SUBSIDIARIES
            CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
                                   (UNAUDITED)

                                                        Three months ended
                                                            June 30,
                                          2000                                   1999
                                      -----------------------------------------------------
Net Income                              $ 1,491,000                            $ 1,431,000

Unrealized holding loss
  on available-for-sale securities         (449,000)                            (1,454,000)
                                      --------------                        ---------------

Total comprehensive income (loss)       $ 1,042,000                            $   (23,000)
                                      ==============                        ===============


                                                        Six months ended
                                                            June 30,
                                          2000                                   1999
                                      -----------------------------------------------------
Net Income                              $ 3,338,000                            $ 2,964,000

Unrealized holding gain (loss)
  on available-for-sale securities           96,000                             (1,767,000)
                                      --------------                        ---------------

Total comprehensive income              $ 3,434,000                            $ 1,197,000
                                      ==============                        ===============

The accompanying notes are an integral part of these consolidated condensed financial statements.

                 SCRIPPS FINANCIAL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                              Six months ended
                                                                                                  June 30,
                                                                                       2000                      1999
                                                                                  -----------------------------------------
Cash flows from operating activities:
      Net income                                                                     $ 3,338,000                $2,964,000
      Adjustments to reconcile net income to net
          cash provided by operating activities:
              Depreciation and amortization                                              869,000                   827,000
              Provision for loan losses                                                1,252,000                 2,160,000
              Amortization of discounts, premiums
                   and loan fees                                                        (274,000)                 (152,000)
          Decrease (increase) in other assets and accrued interest receivable              1,000                  (547,000)
          Increase (decrease) in other liabilities and accrued
              interest expense                                                           430,000                (3,828,000)
                                                                                  ---------------            --------------

              Net cash provided by operating activities                                5,616,000                 1,424,000
                                                                                  ---------------            --------------
Cash flows from investing activities:
     Proceeds from maturities and principal payments of
              investment securities                                                    8,522,000                96,550,000
     Maturities of investment certificates of deposit                                    689,000                 2,475,000
     Purchases of investment securities                                              (52,520,000)              (80,245,000)
     Net funding of loans                                                            (29,109,000)              (30,966,000)
     Purchases of premises and equipment                                              (1,277,000)                 (714,000)
                                                                                  ---------------            --------------

              Net cash used in investing activities                                  (73,695,000)              (12,900,000)
                                                                                  ---------------            --------------

Cash flows from financing activities:
        Net increase (decrease) in demand deposits,
              NOW accounts and savings accounts                                       37,816,000               (14,141,000)
     Net increase in certificates of deposit                                           1,403,000                   340,000
     Net increase in Federal Home Loan Bank advance                                   22,500,000                         0
     Net (redemption) proceeds from issuance of common stock                            (150,000)                  547,000
     Dividends paid                                                                     (847,000)                 (408,000)
                                                                                  ---------------            --------------

              Net cash provided (used) by investing activities                        60,722,000               (13,662,000)
                                                                                  ---------------            --------------

Net decrease in cash and cash equivalents                                             (7,357,000)              (25,138,000)
                                                                                  ===============            ==============

Cash and cash equivalents at beginning of year                                        54,716,000                67,120,000
                                                                                  ===============            ==============

Cash and cash equivalents at end of period                                          $ 47,359,000               $41,982,000
                                                                                  ===============            ==============

The accompanying notes are an integral part of these consolidated condensed financial statements.

PART 1 FINANCIAL INFORMATION
Item 1.  Financial Statements (continued)

                 SCRIPPS FINANCIAL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1. BASIS OF PRESENTATION

The accompanying financial information has been prepared in accordance with the Securities and Exchange Commission rules and regulations for quarterly reporting and therefore does not necessarily include all information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. This information should be read in conjunction with Scripps Financial Corporation's Form 10-K, including notes thereto, filed March 30, 2000.

Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year. In the opinion of management, the unaudited financial information for the three and six months ended June 30, 2000 and 1999, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation thereof.

NOTE 2. EARNINGS PER SHARE

Earnings per share are based upon the weighted average number of common stock and common stock equivalent shares outstanding adjusted retroactively for stock dividends. Basic earnings per share (EPS) represents net income divided by the weighted average common shares outstanding during the period. The weighted average number of shares outstanding for basic EPS was 6,915,719 and 6,859,268 for the six months ended June 30, 2000 and 1999, respectively. Diluted EPS gives effect to all potential issuance of common stock that would have caused basic EPS to be lower as if the issuance had already occurred. The calculation of diluted EPS for the six months ended June 30, 2000 and 1999, assumes the issuance of 137,215 and 76,835 shares of common stock, respectively, upon the conversion of stock options. As a result, the weighted average number of shares of common stock outstanding for diluted EPS was 7,052,934 and 6,936,103 for the six months ended June 30, 2000 and 1999, respectively.

The weighted average number of shares outstanding for basic EPS was 6,916,767 and 6,871,904 for the three months ended June 30, 2000 and 1999, respectively. The calculation of diluted EPS for the three months ended June 30, 2000 and 1999, assumes the issuance of 137,215 and 76,835 shares of common stock, respectively, upon the conversion of stock options. As a result, the weighted average number of shares of common stock outstanding for diluted EPS was 7,053,982 and 6,948,739 for the three months ended June 30, 2000 and 1999, respectively.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Scripps Financial Corporation, a California corporation ("SFC") was formed on May 14, 1999 as a federally regulated bank holding company. SFC converted to a financial holding company May 12, 2000. Scripps Bank, a California banking corporation ("Scripps"), is a federally insured bank. Scripps merged with and into a wholly owned subsidiary of SFC on July 1, 1999. As a result of the merger, each shareholder of Scripps received a number of shares of SFC equal to that number of shares such shareholder held in Scripps immediately prior to the merger. SFC currently holds all of the outstanding stock of Scripps. The following discussion is intended to provide information to facilitate the understanding and assessment of the primary asset of SFC, which is its ownership of Scripps. This discussion and analysis should be read in conjunction with SFC's audited consolidated financial statements provided in SFC's Form 10-K for December 31, 1999 filed with the Securities and Exchange Commission on March 30, 2000, including notes thereto.

The Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "seek", "believe", "anticipate", "expect", "may", "will", "estimate", "project" and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations; however, there may be events in the future that we are not able to predict accurately or over which we have no control. Our actual results may differ materially from the expectations we describe in forward-looking statements. Factors that could cause actual results to differ materially from those we describe include, but are not limited to, unexpected changes to a proposed transaction with U. S. Bancorp (see Part II item 5), personnel changes, local economic conditions in San Diego county, business conditions and interest rate fluctuation, competition, new product development, a decline in real estate prices, and federal and state regulations. Forward-looking statements below should be read in light of these factors. Potential risks and uncertainties include, but are not limited to, those listed below under "Quantitative and Qualitative Disclosures about Market Risk" as well as other risks and uncertainties detailed in SFC's Annual Report on Form 10-K for the year ended December 31, 1999.

FINANCIAL CONDITION

Total assets of SFC increased $64.6 million or 10.2% to $696.5 million at June 30, 2000, from $631.9 million at December 31, 1999. Gross loans increased $29.6 million or 7.4% to $427.0 million from $397.4 million at December 31, 1999. Within the loan portfolio, real estate construction loans increased $3.2 million to $61.2 million, real estate mortgage loans increased $28.8 million to $149.1 million, while commercial loans decreased $12.3 million to $142.0 million at June 30, 2000. Total consumer loans increased by $8.5 million to $66.6 million, at June 30, 2000. There was little change in the loan portfolio mix of which real estate construction, real estate mortgage, commercial and consumer loans comprised 14%, 36%, 33% and 16%, respectively, at June 30, 2000, a change from 14%, 31%, 39% and 15%, respectively, at December 31, 1999. Purchases of investment securities caused Federal funds sold to decline by $15.6 million to $14.0 million at the end of the second quarter of 2000. Nonperforming assets of $4.2 million or 0.6% of total assets at June 30, 2000 compare to $4.3 million or 0.7% of total assets for December 31, 1999.

Total deposits at June 30, 2000 increased $39.2 million or 6.7% from December 31, 1999. This increase consisted of $17.5 million in noninterest-bearing accounts, $20.3 million in interest-bearing accounts and $2.4 million in time deposits greater than $100,000. In the second quarter, Scripps initiated a program with the State of California to maintain public funds deposits. The State of California deposits totaled $25.0 million at June 30, 2000 and are included in the time deposits greater than $100,000 category. In the interest-bearing deposit categories, savings and money market accounts increased $26.6 million to $277.4 million, time deposits including the State of California deposits also increased $1.4 million to $105.8 million, while NOW accounts decreased $5.3 million to $37.9 million. Total shareholders' equity at June 30, 2000 was $48.2 million compared to $45.3 million at December 31, 1999, an increase of $2.9 million or 6.3% primarily due to earnings. SFC's Tier I leverage capital ratios were 7.65% and 7.54%, at June 30, 2000 and December 31, 1999, respectively. (See CAPITAL RESOURCES.)

RESULTS OF OPERATIONS

SUMMARY

Net earnings were $3.3 million ($.48 per share basic; $.47 per share diluted) for the six months ended June 30, 2000, compared with $3.0 million ($.43 per share basic and diluted) for the same period in 1999. This represents an increase of $374,000 or 12.6%. SFC's improved performance between 2000 and 1999 resulted from a variety of factors, including an increase in average interest-earning assets, primarily in loans and investment securities. The provision for loan and lease losses decreased $908,000 or 42.0% to $1,252,000 for the six months ended June 30,

2000 from $2,160,000 for the six months ended June 30, 1999. Non-interest income and expense increased $339,000 and $2.7 million respectively, for the six months ended June 30, 2000 over the same period in 1999. Included in non-interest expense as of June 30, 2000 was approximately $400,000 in expenses relating to the potential merger with U. S. Bancorp. The provision for income taxes increased $400,000 to $2.4 million from $2.0 million due to an increase in pre-tax earnings of $774,000. Return on average assets decreased to 1.04% from 1.05%, while average shareholders' equity increased to 14.23% from 13.14% during the first six months of 2000 compared to the same 1999 period. (See RESULTS OF OPERATIONS -- NET INTEREST INCOME, RESULTS OF OPERATIONS -- NONINTEREST INCOME AND EXPENSE and RESULTS OF OPERATIONS -PROVISION FOR POSSIBLE LOAN LOSSES.) For the quarter ended June 30, 2000, SFC reported net income of $1.5 million compared to $1.4 million for the second quarter of 1999, an increase of $60,000 or 4.2%. The increase in second quarter earnings is primarily due to a decrease in the provision for loans and lease losses of $775,000, a net increase in interest income of $1.1 million and an increase in non-interest income of $205,000, partially offset by an increase in non-interest expense of $1.9 million. The provision for income taxes increased $213,000 to $1.2 million for the second quarter of 2000. The annualized return on average assets decreased to .93% from 1.01%, while average shareholders' equity increased to 12.50% from 12.47% for the quarter ended June 30, 2000 compared to the second quarter of 1999. Basic earnings per share for the second quarters were $.22 and $.21, respectively for 2000 and 1999. Diluted earnings per share for the second quarters were $.21 both in 2000 and 1999.

LIQUIDITY

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short term as well as long term requirements. Liquid resources are monitored on a daily basis to assure maximum availability. Liquidity requirements are managed by maintaining an adequate level of readily marketable assets (primarily Federal funds and available for sale investment securities) and access to short term funding sources. Currently, Scripps has a line of credit of $22 million from non-affiliated financial institutions, which enables it to borrow Federal funds on an unsecured basis. Scripps also has a secured discount window borrowing facility with the Federal Reserve Bank of approximately $55 million and a secured borrowing facility with the Federal Home Loan Bank (FHLB) of approximately $23 million. At June 30, 2000, Scripps had $22.5 million outstanding in connection with its borrowing facility with the FHLB. In the second quarter 2000, Scripps was approved as a depository for funds from the State of California. Scripps was approved for and has accepted $25.0 million in time deposits from the State. These funds and approximately $15.0 million of the FHLB borrowings were used to purchase mortgage and municipal securities.

Management uses several tools and processes to monitor liquid resources: semi-monthly liquidity projection reports, liquidity and volatile deposit dependency ratios, deposit product trends and charts, weekly deposit rate management, and daily large balance fluctuation reports, among others. Management uses a bank liquidity ratio, defined as the sum of unpledged marketable securities, Federal funds sold, and cash and balances due from banks divided by total deposits, as a measurement tool indicating the volume of liquid resources. This ratio will increase or decrease in response to general economic conditions, loan demand, the phases of the interest rate cycle, and deposit growth/contraction, among other things, and was approximately 41% at June 30, 2000, and 37% at December 31, 1999. This level of liquidity is well within Scripps' policy. There can be no assurance that Scripps liquidity will continue to be maintained at the levels presented. Additionally, Scripps closely monitors its loan-to-deposit ratio. This ratio (calculated as gross loans divided by total deposits) was 69% at June 30, 2000. This ratio was up from 68% at December 31, 1999. Management anticipates the ratio of Scripps loans to deposits will remain at this or a slightly higher level for the remainder of 2000 due to the expanding local economy; however, there can be no assurances that the economy will continue to expand or that loans will outpace deposit growth.

Scripps' ratio of core deposits (defined as customers' deposits less time certificates of deposit of $100,000 or more) to total deposits was unchanged at June 30, 2000 from 88% at December 31, 1999. Total time deposits as a percent of total deposits was 17%, for June 30, 2000 and 18% for December 31, 1999. A significant portion of Scripps' core deposits is concentrated in the Scripps Money Fund, a higher interest-bearing demand deposit product that comprised $219.6 million or 35% of total deposits at June 30, 2000. The Money Fund balance represented an increase of $28.0 million or 14.6% from the balance of $191.6 million or 33% of deposits at December 31, 1999. Another significant portion of Scripps' core deposits is non-interest bearing demand deposits. These deposits increased to $201.5 million or 32% of total deposits at June 30, 2000 from $184.0 million or 31.6% at December 31, 1999. Management attempts to actively monitor its liquidity position and deposit composition; however, there can be no assurance that Scripps' overall liquidity position and deposit mix will continue to be satisfactory in the future.

NET INTEREST INCOME

Net interest income, which constitutes one of the principal sources of income for Scripps, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The net yield on total interest-earning assets, also referred to as interest rate margin or net interest margin, represents net interest income divided by average interest-earning assets. Scripps' principal interest-earning assets are loans, investment securities and Federal funds sold, while its principal interest-bearing liabilities are interest-bearing demand accounts, savings deposits, time deposits, and other borrowings.

Net interest income was $18.0 million for the six months ended June 30, 2000, an increase of $2.3 million or 14.4% compared with net interest income of $15.7 million for June 30, 1999. Scripps' average interest-earning assets increased to $597.0 million for the six months ended June 30, 2000 from $531.5 million for the same period in 1999, representing an increase of $65.5 million primarily in loans and investment securities. Average interest-bearing deposits increased to $406.7 million for the six months ended June 30, 2000 from $365.2 million in the same period for 1999, representing an increase of $41.5 million. Average non-interest-bearing demand deposits also increased $30.4 million or 19.4% for the first half of 2000 compared to the same period in 1999. The net interest margin of 6.08% for June 30, 2000 reflects an increase of 10 basis points compared to the same period in 1999. This increase in net interest margin resulted primarily from the increase in the average prime rate from 7.75% to 8.99% for the six months ended June 30, 1999 and 2000 (since a majority of Scripps' loans are tied to the prime rate, an increase in the rate immediately affects net interest income) and the increase in average interest-earning assets, which was partially off-set by the increase in average interest bearing deposits. The yield on interest-earning assets increased to 8.92% for the six months ended June 30, 2000 from 8.38% for the same period in 1999. The cost of interest bearing funds increased from 3.49% to 4.15% from the first six months ended June 30, 1999 compared to the same period for 2000.

Net interest income for the second quarter of 2000 increased $1.2 million or 14.1% from $8.1 million, for the second quarter of 1999. Interest income for the second quarter for loans increased by $1.9 million or 21.1% from the $8.8 million in 1999. Average loans in the second quarter of 2000 were $412.1 million, an increase of $51.2 million or 14.2% compared to $361.0 million for 1999. Yields for the second quarter 2000 were 9.88%, significantly higher than the 1999 yield of 9.16%, due primarily to the change in the average prime rate from 7.75% in 1999 to 9.27% in 2000. The increase in prime to 9.5% in early May 2000 should continue to improve loan yields in the third quarter of 2000. Interest income from investment securities and Federal funds sold for the second quarter 2000 increased $2.4 million or 22.0%, due to volume growth in securities, partially offset by a volume decrease in Federal funds sold. Interest expense for the second quarter 2000 was $4.2 million, an increase of $1.2 million or 40.5% compared to 1999, due to rising overall rates on interest bearing accounts and to the fact that average interest bearing deposits increased by $42.7 million or 11.9% in the second quarter 2000 from $358.0 million in 1999. With market interest rates rising during the first and second quarter of 2000, it is possible that interest expense costs could increase for the balance of 2000. Net interest margin was 5.79% and 5.70% for the three months ended June 30, 2000, and 1999, respectively.

NONINTEREST INCOME

Non-interest income was $3.1 million for the six months ended June 30, 2000, an increase of $339,000 or 12.1% compared with non-interest income of $2.8 million for the same period in 1999. The primary reasons for the increase in non-interest income over the period presented is that deposit service charge income increased due primarily to an increase in non-sufficient funds ("NSF") charges and new fees generated in relation to trust investment services, established in June 1999, which were partially offset by lower residential lending fee income. However, there can be no assurances that NSF fees or trust investment services income will continue to increase. There continues to be high levels of competition in the trust services and deposit services areas.

Second quarter non-interest income increased $206,000 or 14.7% in 2000 compared to 1999 for the same reasons noted above.

NONINTEREST EXPENSE

Non-interest expense was $14.2 million for the six months ended June 30, 2000, an increase of $2.7 million or 23.9% compared with non-interest expense of $11.5 million for the same period in 1999. Personnel expense was $7.9 million for 2000, an increase of $1.2 million or 18.4% compared with personnel expense of $6.7 million for 1999. Occupancy expense was $2.4 million for 2000, an increase of $482,000 or 25% compared with occupancy expense of $1.9 million for 1999. Legal and other professional expenses were $1.3 million, compared to $694,000 for 1999. Included in other professional expense for the second quarter, 2000, was approximately $400,000 in expenses relating to the potential merger with U. S. Bancorp. The increases over the six-month period principally reflect the additional costs associated with relocating corporate headquarters and analyzing, starting and staffing new lines of business, including expenses associated with the parent company, as part of SFC's growth strategy.

Second quarter non-interest expense increased $1.9 million or 31.6% in 2000 compared to 1999, due to the same reasons noted in the preceding paragraph.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $1.3 million for the six months ended June 30, 2000, compared to $2.2 million for the same period in 1999, a decrease of $908,000 or 42.0%. The decrease in provision for loan losses is primarily due to lower net charge-offs for the six months ended June 30, 2000.

The provision for loan losses for the three months ended June 30, 2000 was $500,000 compared to $1.3 million for the second quarter of 1999. The provision for loan losses during the second quarter of 2000 reflected a decreased provision of $775,000 or 60.8%; as noted in the preceding paragraph, this decrease was primarily due to lower net charge-offs for the three months ended June 30, 2000, compared to the second quarter of 1999.

CAPITAL RESOURCES

Management seeks to maintain capital adequate to support anticipated asset growth and credit risks and to ensure that SFC is within established regulatory guidelines and industry standards. The 1992 risk-based capital guidelines adopted by the FRB and FDIC require SFC to maintain certain minimum ratios of capital to risk-weighted assets. In addition, the FRB and FDIC have adopted a leverage ratio that requires a minimum ratio of Tier 1 capital to total assets. Higher minimum requirements for an institution may be established if, for example, a bank has previously received special attention or has a higher susceptibility to interest rate risk. These risk-based capital guidelines require state banks to have a ratio of Tier 1 capital to total risk-weighted assets of four percent and a ratio of total capital to total risk-weighted assets of eight percent. As depicted in the following table, the capital ratios of SFC have continuously exceeded the federal minimum regulatory requirements for a well-capitalized institution.

The following table sets forth the actual capital ratios as of the dates indicated.

                                                          Capital Ratios


                                           June 30,         December 31,      Well Capitalized     Minimum Capital
Capital Ratios (1):                          2000               1999               Ratios              Ratios
                                          ----------       --------------    ------------------   -----------------
SFC
Leverage (2)                                  7.7%             7.5%                5.0%                4.0%

Tier 1 risk-based                             9.9%            10.2%                6.0%                4.0%


                                      10

Total risk-based                             11.1%            11.3%               10.0%                8.0%


SCRIPPS
Leverage (2)                                  7.7%             7.4%                5.0%                4.0%

Tier 1 risk-based                             9.9%            10.1%                6.0%                4.0%

Total risk-based                             11.1%            11.2%               10.0%                8.0%

----------------------------

(1) Computed in accordance with 1992 Federal guidelines, which were initially effective January 1, 1990.
(2) Leverage ratio is defined as the ratio of Tier 1 capital to the most recent quarterly average assets.

IMPACT OF INFLATION, CHANGING PRICES AND MONETARY POLICIES

The consolidated condensed financial statements and related consolidated condensed financial data concerning SFC presented in this filing have been prepared in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation in accordance with generally accepted accounting principles. The primary effect of inflation on the operations of SFC is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of SFC, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the FRB. The FRB implements national monetary policy such as seeking to curb inflation and combat recession by its open market operations in United States government securities, control of the discount rate applicable to borrowing by banks and the establishment of reserve requirements against bank deposits. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits, and affect the interest rates charged on loans and paid on deposits. The nature, timing and impact of any future changes in federal monetary and fiscal policies on SFC and its results of operations are not predictable.

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For SFC, this new standard is effective in 2001 and is not to be applied retroactively to financial statements of prior periods. At the time of this filing SFC is not active in derivative instruments or hedging activities, therefore the impact of this statement is non-existent.

OUR PERFORMANCE DEPENDS ON THE SOUTHERN CALIFORNIA ECONOMY

All of SFC's operations are in Southern California, principally San Diego County. As a result of this geographic concentration, our growth and operations are significantly influenced by local economic conditions. There can be no assurance that general economic conditions and the local business environment will continue to be favorable. During California's economic downturn of the early 1990's, many actual and prospective customers of SFC experienced reductions in their net worth, cash flow and the value of their real estate.

FLUCTUATIONS IN INTEREST RATES AFFECT OUR FINANCIAL PERFORMANCE

Changes in interest rates will affect the value of Scripps' investment securities portfolio, all of which is designated as available for sale, and which at June 30, 2000 represented 29.9% of total assets. Generally, an increase in interest rates would result in a decline in the value of fixed rate investment securities available for sale, which would result in a corresponding adjustment, net of tax effects, in shareholders' equity. Therefore, Scripps' shareholders' equity and regulatory capital levels could be adversely affected by an increase in interest rates, due to a reduction in the value of investment securities available for sale. An increase in interest rates would also generally cause a decline in the market value of Scripps' fixed rate loan portfolio, which at June 30, 2000 represented approximately 19% of total assets. Approximately 42% of assets at June 30, 2000 were comprised of variable rate loans tied to Prime or similar indices. A decline in interest rates will generally have the immediate effect of reducing interest income associated with such loans. Declines in interest rates will also typically result in accelerated loan prepayments, which can impact our net income and profitability.

FLUCTUATIONS IN INTEREST RATES CAN REDUCE DEMAND FOR OUR SERVICES AND LOANS

The operations of SFC and Scripps are significantly influenced by general economic conditions and by the related monetary and fiscal policies of the Federal government. The nature, timing and impact of any future changes in federal monetary and fiscal policies on Scripps and its results of operations are not predictable. Deposit flows and the cost of funds are influenced by interest rates of competing investments and general market rates of interest. Lending activities are affected by the demand for loans which, in turn, is affected by the interest rates at which such financing may be offered and by other factors affecting the availability of funds.

Increases in the level of interest rates may reduce the demand for loans and therefore the amount of loans originated by Scripps and, thus, the amount of loan and commitment fees. Moreover, decreases in interest rates relative to the rate of return on other investment vehicles may result in disintermediation, which is the flow of funds away from depository institutions into direct investments, such as corporate securities and other investment vehicles which, because of the absence of Federal deposit insurance, generally pay higher rates of return than deposits in depository institutions.

COMPETITION MAY AFFECT OUR MARKET SHARE

The banking business in California generally, and in Scripps' market area specifically, is highly competitive with respect to both loans and deposits. The trust and investment management services business in Scripps' market area is also highly competitive. Scripps competes for loans, deposits and trust services with other commercial banks, savings and loan associations, finance companies, money market funds, credit unions, brokerage firms and other financial institutions, including a number of institutions that have significantly greater financial resources than Scripps. Scripps also competes for business with institutions in unregulated industries. Deregulation has increased competition for deposit and loan business over the past several years. After interstate banking became lawful in the 1990's, bank holding companies headquartered outside of California entered the California market, providing further competition for Scripps. Many of the major commercial banks operating in Scripps' market area offer certain services which Scripps does not offer directly but can provide through a correspondent bank or through other financial services providers. Banks with larger capitalization also have larger lending limits and are thereby better able to serve the higher dollar needs of larger customers. Competition could affect the performance of Scripps.

AN ADVERSE REAL ESTATE MARKET COULD AFFECT OUR LOAN PORTFOLIO

On June 30, 2000, Scripps had approximately $210.2 million in loans secured in whole or in part by real property, including interim construction loans, short, intermediate, and long term commercial and residential real estate loans, home improvement loans, and equity lines of credit. This reflects approximately 49% of Scripps' total loan portfolio at that date. A sharp and significant decline in real estate prices would potentially have a material adverse affect on Scripps' lending activities and on the quality of Scripps' real estate loan portfolio.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION

SFC and Scripps are subject to extensive state and federal supervision, regulation and legislation. We cannot predict the precise impact of recent legislation, nor the probable course or impact of future legislation or regulatory actions affecting the financial services industry.

WE NEED TO IMPLEMENT GROWTH SUCCESSFULLY

If for some reason, the merger with U. S. Bancorp does not close, SFC and Scripps plan to expand its regional office network over time throughout San Diego County. The overall success of this strategy will largely depend on SFC's and Scripps' ability to manage its credit, interest rate and fiduciary risks, control costs, and attract and retain high quality personnel with business followings and skills sufficient for SFC and Scripps to operate profitably in new markets, while continuing to provide relationship-oriented banking services and competitive financial products. There are no assurances that existing and prospective customers will be responsive to, or have the need for, the services offered by SFC and Scripps in new markets. In addition, we may not receive the approvals required by the Federal Reserve Board ("FRB"), California Department of Financial Institutions ("DFI") and Federal Deposit Insurance Corporation ("FDIC") in order to grow into new markets. Expansion activity will likely require the expenditure of substantial sums to lease or purchase real property and equipment and to hire high quality, experienced and regionally oriented new personnel, including at the executive level. Our expansion may not generate the returns our management anticipates. Our ability to implement our growth strategy may depend on our retention of existing management.

OUR STOCK MAY NOT BE LIQUID

SFC Common Stock was listed on the American Stock Exchange in October 1999. Historically, there has been a very limited trading market for SFC Common Stock. Any swing in the price of our stock may be magnified into a material reduction in price because relatively few buyers may be available to purchase our stock. No assurance can be given that an active public market will exist in the future.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE

The market price of SFC common stock has been volatile, reflecting loan write-offs, quarterly variations in our operating results, changes in market interest in local banks and financial stocks in general, and economic and financial conditions.

WE MAY NOT PAY DIVIDENDS

The California Financial Code restricts the payment of dividends by bank holding companies and banks. While SFC has paid cash and stock dividends in the past on its Common Stock, there can be no assurance that it will continue to do so or will be legally permitted to do so in the future. Any payment of dividends by SFC will depend on receipt of dividends from Scripps.

Generally, California state banks such as Scripps may not declare or pay a dividend without the prior written approval of the California Commissioner, if the total of all dividends declared by such bank in any calendar year would exceed the total of its net profits, as defined, for that year combined with its retained net profits, as defined, for the preceding two years.

The payment of dividends by Scripps is also affected by various regulatory requirements and policies, such as the requirement to maintain capital at or above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The FDIC has issued policy statements which provide that insured banks should generally only pay dividends out of current operating earnings. If Scripps is unable to pay dividends or if the Scripps board of directors determines to reduce its payment of dividends to SFC, SFC in turn may be unable to make or may reduce dividend payments to its shareholders.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

SFC's balance sheet consists of interest-earning assets, primarily loans and investment securities, which are principally funded by interest-bearing liabilities, primarily deposits. These financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. In evaluating the exposure of SFC to market risk, management relies on gap analysis and rate shock analysis. Gap analysis provides information on the timing and repricing differences between rate sensitive assets and rate sensitive liabilities. Rate shock analysis provides management with estimates of the impact of immediate changes in interest rates both in terms of the change in net interest income and the change in fair market value of these instruments. There are certain shortcomings inherent in these methods and the following table that must be considered in evaluating market risk. Although certain assets may have similar maturities or periods to reprice, they may react in different degrees to changes in interest rates or they may precede or lag behind changes in market interest rates. In addition, certain interest rate sensitive assets may have contractual limitations to changes in interest rates. SFC considers these various factors and their anticipated effects in managing the bank's exposure to interest rate risk.

Management seeks to maintain a reasonably balanced interest rate risk position over one year to protect its financial condition and net interest margin from market fluctuations in interest rates. Overall management strategies to reduce SFC's interest rate risk consist of: (i) maintaining a majority of its loan assets and deposit liabilities on an adjustable rate basis, (ii) limiting the volume of its loans with terms-to-maturity in excess of five years and (iii) maintaining a portion of its investment securities with varied terms to maturity. Additionally, SFC maintains a Management Asset/Liability Committee and a Directors Asset/Liability Committee, both of which review on a regular and periodic basis such matters as earnings, asset quality, asset and liability mix, liquidity and funding sources, investment resources, capital, interest rate risk, and economic events and trends, among other matters. Both Committees review bank compliance with a set of Board-approved directives with which SFC should comply to meet its asset and liability management objectives.

The following table presents additional information about SFC's financial instruments that are sensitive to changes in interest rates. Cash flows in this presentation are grouped by maturity dates rather than repricing dates. Consideration is given to prepayment assumptions for mortgage-backed securities (MBS), including collateralized mortgage obligations (CMOs). The cash flows from mortgage-backed securities are influenced by prepayments, which are dependent on a number of factors, including the current interest rate and the interest rate on the security, the availability of refinancing of the underlying mortgages at attractive terms, as well as geographic specific factors which affect the sales and price levels of residential property. SFC's management uses average prepayment speeds provided by Wall Street dealers to calculate principal repayments and estimated maturity dates for these securities. The cash flows for other securities are based on the actual maturity dates of the instruments, except for equity securities. Equity securities, for which there is no contractual maturity, consist of a variable rate government fund, which is included in the second column (after one year but within two years). Fair values for investment securities are based on quoted market prices or dealer quotes. Loans are distinguished by variable or fixed rates. Because variable rate loans are repricable immediately as market rates change, the fair value is assumed to be equal to the carrying value. The fair value of fixed rate loans is estimated using a discounted cash flow calculation. Non-maturing deposits consist of interest-bearing demand, savings, and money market accounts and have no maturity dates. Cash flow amortizations for these deposits are included in the first column (within one year). The fair value of non-maturing deposits is estimated to be the carrying value, which is the amount payable on demand. Time deposits are grouped according to contractual maturity dates. The fair value of time deposits is estimated using a discounted cash flow calculation. Average interest rates represent the weighted average yield in each category.

                                                        Interest-Sensitive Financial Instruments
                                                                  (Dollars in thousands)
                                                          Expected Maturity Date as of June 30, 2000
         ------------------------------------------------------------------------------------------------------------------------
                                        AFTER 1      AFTER 2      AFTER 3       AFTER 4
                                       YEAR BUT     YEARS BUT    YEARS BUT     YEARS BUT
                         WITHIN ONE   WITHIN TWO     WITHIN     WITHIN FOUR     WITHIN
                            YEAR         YEARS     THREE YEARS     YEARS      FIVE YEARS    THEREAFTER     TOTAL       FAIR VALUE
                         ----------   ----------   -----------  -----------   ----------    ----------  -----------    ----------
Financial Assets:
Loans:
Variable rate              $159,266      $26,643       $13,113      $10,172      $29,087       $53,689     $291,970      $291,970
Average interest rate         10.59%       10.58%        10.37%       10.72%        9.93%         9.40%       10.30%

Fixed rate                   11,045       21,912        13,973       13,941       20,870        53,247      134,990       130,497
Average interest rate          8.60%        8.57%         9.24%        8.95%        8.96%         9.46%        9.09%

Investment securities:
CMOs                         12,377        9,295         8,869        5,188        2,206         5,047       42,982        42,310
Average interest rate          6.00%        6.00%         6.04%        6.08%        6.03%         6.02%        6.02%

MBS                           4,661        4,694         4,728        4,762        4,790        44,409       68,044        67,174
Average interest rate          7.19%        7.19%         7.19%        7.19%        7.20%         7.32%        7.28%

SBAs                                                                                 131         5,968        6,099         6,136
Average interest rate                                                              10.23%         6.66%        6.74%

U.S. Treasury and
Agency                       22,613       24,721        19,418        2,570                                  69,322        67,992
Average interest rate          6.16%        6.25%         5.94%        5.47%                                   6.10%

States and political
Subdivisions                                                37        1,960        3,988        16,989       22,973        22,993
Average interest rate                                     8.10%        5.46%        5.10%         5.34%        5.31%

Equity                                     1,461                                                              1,461         1,317
Average interest rate                       4.84%                                                              4.84%

Federal Home Loan
Bank Stock                                                                                       1,125        1,125         1,125
Average interest rate                                                                             5.15%        5.15%

Interest bearing due
from banks                      100                                                                             100           100
Average interest rate          5.40%                                                                           5.40%

Federal funds sold           14,045                                                                          14,045        14,045
Average interest rate          6.39                                                                            6.39%

Financial Liabilities:
Interest bearing deposits:
Non-maturing
Deposits                    314,248                                                                         314,248       314,248
Average interest rate          4.19%                                                                           4.19%

Time deposits               103,645        2,074           111                        28                    105,859       105,885
Average interest rate          5.42%        5.40%         5.04%                     5.40%                      5.42%

Capitalized lease
obligation                                                                                         773          773           772
Average interest rate                                                                             9.87%        9.87%

Guarantee of loan to
ESOP Trust                       22                                                                              22            22
Average interest rate          7.75%                                                                           7.75%


                                      15

Federal Home Loan
Bank advance                $22,500                                                                         $22,500       $22,502
Average interest rate          6.59%                                                                           6.59%

PART II OTHER INFORMATION

Item 1. Legal Proceedings

Not applicable.


Item 2.  Changes in Securities and Use of Proceeds

Not applicable.


Item 3.  Defaults Upon Senior Securities

Not applicable.


Item 4.  Submission of Matters to a Vote of Security Holders

The SFC annual shareholder meeting was held May 17, 2000.
PricewaterhouseCoopers LLP was ratified as SFC's independent accountants. Approximately 5,916,280 votes were cast for, 24,985 votes were withheld or against, and 4,618 votes abstained for the ratification of PricewaterhouseCoopers LLP as SFC's independent accountants.

The vote counts, in whole numbers, for the election of SFC's directors were as follows:


Directors                                       For            Withhold
-----------------------------------------------------------------------
Christopher C. Calkins                     5,806,439            139,444

Ronald J. Carlson                          5,582,972            362,911

Christopher S. McKellar                    5,580,751            365,132

William E. Nelson                          5,592,319            353,564

Alfred B. Salganick, M.D.                  5,369,003            576,880

William T. Stephens                        5,592,502            353,381


Item 5.  Other Information

On June 27, 2000 SFC entered into an Agreement and Plan of Merger with U.S. Bancorp whereby SFC would be merged into U.S. Bancorp. The acquisition is pending approval by SFC shareholders and regulatory authorities and satisfaction of other conditions to closing.

SFC understands that U.S. Bancorp intends to file a Registration Statement on Form S-4 in connection with the merger. SFC will be distributing a Proxy Statement/Prospectus to its shareholders. These materials will contain more information about U.S. Bancorp, SFC, the merger and related matters. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THOSE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). Documents filed with the SEC are also available through commercial document-retrieval services. In addition, documents filed with the SEC by SFC may be obtained free of charge by contacting Scripps Financial Corporation, Attn: Investor Relations, P. O. Box 509056, San Diego, CA 92150-9056, (858) 720-7167.
Documents filed with the SEC by U.S. Bancorp will be available free of charge by contacting U.S. Bancorp, Attn: Office of the Corporate Secretary, 601-

2nd Av. S., Minneapolis, MN 55402, (612) 973-1111. Shareholders should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decision.


Item 6.  Exhibits and Reports on Form 8-K

(a) The following exhibits are filed as part of this report:

     *   3.1      Articles of Incorporation of SFC
     *   3.2      Bylaws of SFC
     *   4.1      Specimen Common Stock Certificate
         27.1     Financial Data Schedule

---------------------------------
* Incorporated by reference to the Registrant's Registration Statement on Form 10 (File No. 0-26081)

(b) There were no reports on Form 8-K filed during the quarter ended June 30, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                          SCRIPPS FINANCIAL CORPORATION


Date:                                  By:      /s/ Ronald J. Carlson
                                                ---------------------
                                                        Ronald J. Carlson
                                                        President